May 1, 2020

Via EDGAR and E-mail

Office of International Corporate Finance,

Division of Corporate Finance,

Securities and Exchange Commission,

100 F St., N.E.,

Washington, D.C. 20549.

Re:	Asian Infrastructure Investment Bank
Registration Statement Under Schedule B
Filed March 20, 2020 (File No. 333-237320)

Ladies and Gentlemen:

This letter provides the response of the Asian Infrastructure Investment Bank (the “Bank”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided telephonically on April 2, 2020 with respect to the Registration Statement (the “Registration Statement”) under Schedule B filed by the Bank on March 20, 2020 (File No. 333-237320). On April 29, 2020, the Bank filed its annual report on Form 18-K for the fiscal year ended December 31, 2019 (the “2019 Annual Report”), which is incorporated by reference into the Registration Statement and which includes disclosure that the Bank believes is responsive to the Staff’s comment. We enclose a copy of the 2019 Annual Report.

For your convenience, the Staff’s comment is restated in bold type prior to the Bank’s response.

Please update your disclosure or include a recent developments section, as necessary, to discuss any material effects of the coronavirus pandemic on your business and operations.

The discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations–COVID-19 Pandemic” on pages 11-12 of Exhibit 3 to the Annual Report has been included in response to the Staff’s comment.

Office of International Corporate Finance, Division of Corporate Finance	-2-

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On behalf of the Bank, we thank you and the Staff for your assistance to date in connection with the review of the Bank’s filing. Please note that the Bank would like the Registration Statement declared effective early next week, if possible. At the time you advise appropriate, the Bank will submit its request for acceleration of effectiveness.

If you have any additional questions or comments, please feel free to call me at (202) 956-7510. I may also be reached by e-mail at risoleor@sullcrom.com. (In my absence, please call Paul J. McElroy at (202) 956-7550. He may also be reached by e-mail at mcelroyp@sullcrom.com.)

Very truly yours,

/s/ Robert S. Risoleo
Robert S. Risoleo

(Enclosure)

cc:	Corey Jennings

(Securities and Exchange Commission)

Andrew Cross

Christopher Smith

(Asian Infrastructure Investment Bank)

Paul J. McElroy

(Sullivan & Cromwell LLP)